UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. )

                             -----------------------

                                NOEL GROUP, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                    655260107

                                 (CUSIP Number)

                             -----------------------

                                TIMOTHY I. LEVART

                                885 THIRD AVENUE
                               NEW YORK, NY 10022

                            TEL. NO.: (212) 371-3047

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices

                               and Communications)

                             -----------------------

                                 OCTOBER 6, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].


                               Page 1 of 28 Pages

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 2   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Davidson Kempner Partners

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER

      NUMBER OF                    335,100

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            335,100

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             335,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.63%

14     TYPE OF REPORTING PERSON

             PN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 3  OF 28 PAGES
         ---------------------------

1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Davidson Kempner Institutional Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    578,400

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            578,400

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             578,400

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.81%

14     TYPE OF REPORTING PERSON

             PN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 4   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Davidson Kempner Endowment Partners

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER

      NUMBER OF                    194,800

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            194,800

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             194,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .95%

14     TYPE OF REPORTING PERSON

             PN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 5   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MHD Management Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER

      NUMBER OF                    529,900

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            529,900

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             529,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.58%

14     TYPE OF REPORTING PERSON

             PN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE  6   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MH Davidson & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER

      NUMBER OF                    19,100

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            19,100

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .09%

14     TYPE OF REPORTING PERSON

             PN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 7   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Davidson Kempner Advisers Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                      7      SOLE VOTING POWER

      NUMBER OF                    578,400

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            578,400

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             578,400

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.81%

14     TYPE OF REPORTING PERSON

             CO

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 8   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Davidson Kempner International Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands
                      7      SOLE VOTING POWER

      NUMBER OF                    51,900

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            51,900

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .25%

14     TYPE OF REPORTING PERSON

             CO

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 9   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Davidson Kempner International Advisers, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    51,900

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            --
       9              SOLE DISPOSITIVE POWER

                            51,900

       10             SHARED DISPOSITIVE POWER

                            --
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .25%

14     TYPE OF REPORTING PERSON

             CO

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 10  OF 28 PAGES
         ---------------------------

1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Marvin H. Davidson

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                      7      SOLE VOTING POWER

      NUMBER OF                    --

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,180,000

       9              SOLE DISPOSITIVE POWER

                            --
       10             SHARED DISPOSITIVE POWER

                            1,180,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,180,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.74%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE 11  OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thomas L. Kempner, Jr.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF, PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                      7      SOLE VOTING POWER

      NUMBER OF                    --

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,180,000

       9              SOLE DISPOSITIVE POWER

                            --
       10             SHARED DISPOSITIVE POWER

                            1,180,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,180,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.74%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE  12   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stephen M. Dowicz

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                      7      SOLE VOTING POWER

      NUMBER OF                    --

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,180,000

       9              SOLE DISPOSITIVE POWER

                            --
       10             SHARED DISPOSITIVE POWER

                            1,180,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,180,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.74%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE   13   OF 28 PAGES
         ---------------------------

1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Scott E. Davidson

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                      7      SOLE VOTING POWER

      NUMBER OF                    --

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,180,000

       9              SOLE DISPOSITIVE POWER

                            --
       10             SHARED DISPOSITIVE POWER

                            1,180,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,180,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.74%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                       SCHEDULE 13D

CUSIP NO.  655260107                                     PAGE   14   OF 28 PAGES
         ---------------------------


1      NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Michael J. Leffell

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                      7      SOLE VOTING POWER

      NUMBER OF                    --

       SHARES

 BENEFICIALLY OWNED
  BY EACH REPORTING

       PERSON
        WITH

       8              SHARED VOTING POWER

                            1,180,000

       9              SOLE DISPOSITIVE POWER

                            --
       10             SHARED DISPOSITIVE POWER

                            1,180,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,180,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.74%

14     TYPE OF REPORTING PERSON

             IN

------ --------------

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  15    of 28 Pages
         ---------------------------



ITEM 1.     SECURITY AND ISSUER.

            This Schedule relates to shares of Common Stock, par value $.10 per share (the "Common Stock"), of Noel Group, Inc.(the "Company"). The principal executive offices of the Company are located at 667 Madison Avenue, New York, New York 10021.

ITEM 2.     IDENTITY AND BACKGROUND.

            The names and addresses of the persons filing this Schedule are as follows:

            Davidson Kempner Partners ("DKP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

            Davidson Kempner Institutional Partners, L.P. ("DKIP"), a Delaware limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

            Davidson Kempner Endowment Partners ("DKEP"), a New York limited partnership, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

            MHD Management Co. ("MHD"), a New York limited partnership, the general partner of DKP and DKEP whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

            M.H. Davidson & Co., a New York limited partnership whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes;

            Davidson Kempner Advisers Inc. ("DKAI"), a New York corporation, whose address is 885 Third Avenue, New York, New York, 10022, and which is engaged in buying and selling securities for investment purposes. DKAI is the general partner of DKIP;

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  16    of 28 Pages
         ---------------------------



            Davidson Kempner International Ltd. ("DKIL"), a British Virgin Islands company, whose address is c/o Citco B.V.I. Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortolla British Virgin Islands, and which is engaged in buying and selling securities for investment purposes;

            Davidson Kempner International Advisors, L.L.C. ("DKIA"), a Delaware limited liability company, whose address is 885 Third Avenue, New York, New York 10022, and which is the investment manager of DKIL; and

            Marvin H. Davidson, Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott
            E. Davidson and Michael J. Leffell, general partners of MHD and M.H. Davidson & Co. and who are the sole stockholders of DKAI. Information in response to Items (a) through (c) and (f) with respect to Messrs. Marvin H. Davidson, Kempner, Dowicz, Scott E. Davidson and Leffell is set forth in Appendix I, attached hereto and incorporated by reference herein.

            The above named persons are sometimes referred to as the "Reporting Parties."

            None of the Reporting Parties has, during the last five years, been
(i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or adminis trative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Certain information concerning the officers and directors of DKAI and DKIA is set forth on Appendix I hereto and incorporated by reference herein.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Working capital of DKP, DKIP, DKEP, MHD and DKIL.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            DKP, DKIP, DKEP, MHD and DKIL have acquired the shares of Common Stock for investment purposes.

            DKP, DKIP, DKEP, MHD and DKIL have no intention, plan or proposal with respect to:

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  17    of 28 Pages
         ---------------------------



            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   Any action similar to any of those enumerated above.

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  18    of 28 Pages
         ---------------------------



            Each of the Reporting Parties, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


            The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon the Issuer's Form 10-Q filed on August 14, 1997, which disclosed that 20,567,757 shares of Common Stock were outstanding at the close of business on July 31, 1997.

            As of the close of business on October 6, 1997:


NAME OF REPORTING PARTY:

      DKP

      (a)   Aggregate Number of Securities Owned                335,100
                                                              ---------
            Percentage                                            1.63%
                                                              ---------
      (b)   1.    Sole power to vote or to direct
                  the vote                                      335,100
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                         --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the disposition                               335,100
                                                              ---------

            4.    Shared power to dispose of or to
                  direct the disposition                           --
                                                              ---------

      (c)   Information concerning transactions in
            the Common Stock effected by DKP is set
            forth in Appendix II.

      DKIP

      (a)   Aggregate Number of Securities Owned                578,400
                                                              ---------
            Percentage                                            2.81%
                                                              ---------

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  19    of 28 Pages
         ---------------------------



      (b)   1.    Sole power to vote or to direct
                  the vote                                      578,400
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                          --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the disposition                               578,400
                                                              ---------

            4.    Shared power to dispose of or to
                  direct the disposition                            --
                                                              ---------

      (c) Information concerning transactions in the Common Stock effected by DKIP is set forth in Appendix II.

      DKEP

      (a)   Aggregate Number of Securities Owned                194,800
                                                              ---------
            Percentage                                             .95%
                                                              ---------
      (b)   1.    Sole power to vote or to direct
                  the vote                                      194,800
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                          --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the disposition                               194,800
                                                              ---------

            4.    Shared power to dispose of or to
                  direct the disposition                            --
                                                              ---------

      (c) Information concerning transactions in the Common Stock effected by DKEP is set forth in Appendix II.

      MHD Management Co.

      (a)   Aggregate Number of Securities Owned                529,900
                                                              ---------
      (b)   Percentage                                            2.58%
                                                              ---------
            1.    Sole power to vote or to direct
                  the vote                                      529,900
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                         --
                                                              ---------

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  20    of 28 Pages
         ---------------------------



            3.    Sole power to dispose or to direct
                  the disposition                              529,900
                                                              ---------

            4.    Shared power to direct the
                  disposition                                      --
                                                              ---------
      M.H. Davidson & Co.

      (a)   Aggregate Number of Securities Owned                 19,100
                                                              ---------
      (b)   Percentage                                             .09%
                                                              ---------
            1.    Sole power to vote or to direct
                  the vote                                       19,100
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                         --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the disposition                                19,100
                                                              ---------

            4.    Shared power to direct the
                  disposition                                      --
                                                              ---------
      (c)   Information concerning transactions
            in the Common Stock effected by M.H. Davidson
            & Co. is set forth in Appendix II.

      Davidson Kempner Advisers Inc.

      (a)   Aggregate Number of Securities Owned                578,400
                                                              ---------
      (b)   Percentage                                            2.81%
                                                              ---------
            1.    Sole Power to vote or to direct
                  the vote                                      578,400
                                                              ---------
            2.    Shared Power to vote or to direct
                  the vote                                         --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the dispositions                              578,400
                                                              ---------

            4.    Shared power to direct the
                  disposition                                       --
                                                              ---------

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  21    of 28 Pages
         ---------------------------



      Davidson Kempner International Ltd.

      (a)   Aggregate Number of Securities Owned                 51,900
                                                              ---------
      (b)   Percentage                                             .25%
                                                              ---------
            1.    Sole power to vote or to direct
                  the vote                                       51,900
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                         --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the disposition                                51,900
                                                              ---------

            4.    Shared power to direct the
                  disposition                                      --
                                                              ---------
      (c) Information concerning transactions in the Common Stock effected by DKIL is set forth in Appendix II.


      DKIA

      (a)   Aggregate Number of Securities Owned                 51,900
                                                              ---------
      (b)   Percentage                                             .25%
                                                              ---------
            1.    Sole power to vote or to direct
                  the vote                                       51,900
                                                              ---------
            2.    Shared power to vote or to direct
                  the vote                                         --
                                                              ---------

            3.    Sole power to dispose or to direct
                  the disposition                                51,900
                                                              ---------

            4.    Shared power to direct the
                  disposition                                      --
                                                              ---------
      Marvin H. Davidson

      (a)   Aggregate Number of Securities Owned              1,180,000
                                                              ---------
      (b)   Percentage                                            5.74%
                                                              ---------
            5.    Sole Power to vote or to direct
                  the vote                                         --
                                                              ---------
            6.    Shared Power to vote or to direct

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  22    of 28 Pages
         ---------------------------



                  the vote                                    1,180,000
                                                              ---------
            7.    Sole power to dispose or to direct
                  the dispositions                                 --
                                                              ---------

            8.    Shared power to direct the
                  disposition                                 1,180,000
                                                              ---------
      Thomas L. Kempner, Jr.

      (a)   Aggregate Number of Securities Owned              1,180,000
                                                              ---------
      (b)   Percentage                                            5.74%
                                                              ---------
            1.    Sole Power to vote or to direct
                  the vote                                         --
                                                              ---------
            2.    Shared Power to vote or to direct
                  the vote                                    1,180,000
                                                              ---------
            3.    Sole power to dispose or to direct
                  the disposition                                  --
                                                              ---------

            4.    Shared power to direct the
                  disposition                                 1,180,000
                                                              ---------
      Stephen M. Dowicz

      (a)   Aggregate Number of Securities Owned              1,180,000
                                                              ---------
      (b)   Percentage                                            5.74%
                                                              ---------
            1.    Sole Power to vote or to direct
                  the vote                                         --
                                                              ---------
            2.    Shared Power to vote or to direct
                  the vote                                    1,180,000
                                                              ---------
            3.    Sole power to dispose or to direct
                  the disposition                                   --
                                                              ---------

            4.    Shared power to direct the
                  disposition                                 1,180,000
                                                              ---------
      Scott E. Davidson

      (a)   Aggregate Number of Securities Owned              1,180,000
                                                              ---------
      (b)   Percentage                                            5.74%
                                                              ---------

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  23    of 28 Pages
         ---------------------------



            1.    Sole Power to vote or to direct
                  the vote                                         --
                                                              ---------
            2.    Shared Power to vote or to direct
                  the vote                                    1,180,000
                                                              ---------
            3.    Sole power to dispose or to direct
                  the disposition                                   --
                                                              ---------

            4.    Shared power to direct the
                  disposition                                 1,180,000
                                                              ---------
      Michael J. Leffell

      (a)   Aggregate Number of Securities Owned              1,180,000
                                                              ---------
      (b)   Percentage                                            5.74%
                                                              ---------
            1.    Sole Power to vote or to direct
                  the vote                                          --
                                                              ---------
            2.    Shared Power to vote or to direct
                  the vote                                    1,180,000
                                                              ---------
            3.    Sole power to dispose or to direct
                  the disposition                                  --
                                                              ---------

            4.    Shared power to direct the
                  disposition                                 1,180,000
                                                              ---------
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            None.

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  24    of 28 Pages
         ---------------------------




                                SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1997


                              DAVIDSON KEMPNER PARTNERS
                                By MHD Management Co., its
                                general partner


                              By: /s/ Thomas L. Kempner, Jr
                                 -------------------------------
                                 Thomas L. Kempner, Jr.
                                 General Partner


                              DAVIDSON KEMPNER INSTITUTIONAL
                              PARTNERS, L.P.
                                By Davidson Kempner Advisers
                                Inc., its general partner


                              By: /s/ Thomas L. Kempner, Jr
                                 -------------------------------
                                  Thomas L. Kempner, Jr.
                                  Secretary

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  25    of 28 Pages
         ---------------------------




                              DAVIDSON KEMPNER ENDOWMENT PARTNERS
                                By MHD Management Co., its
                                general partner


                              By:/s/ Thomas L. Kempner, Jr.
                                 -------------------------------
                                 Thomas L. Kempner, Jr.
                                 General Partner


                              MHD MANAGEMENT CO.


                              By: /s/ Thomas L. Kempner, Jr.
                                 -------------------------------
                                  Thomas L. Kempner, Jr.
                                  General Partner


                              DAVIDSON KEMPNER ADVISERS INC.


                              By: /s/ Thomas L. Kempner, Jr.
                                 -------------------------------
                                  Thomas L. Kempner, Jr.
                                  Secretary


                              DAVIDSON KEMPNER INTERNATIONAL LTD.

                                 By Davidson Kempner International
                                 Advisors, LLC


                              By: /s/ Thomas L. Kempner, Jr.
                                 -------------------------------
                                  Thomas L. Kempner, Jr.
                                  A Managing Member


                              DAVIDSON KEMPNER INTERNATIONAL
                              ADVISORS, LLC


                              By: /s/ Thomas L. Kempner, Jr.
                                 -------------------------------
                                  Thomas L. Kempner, Jr.
                                  A Managing Member

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  26    of 28 Pages
         ---------------------------





                                  /s/ Marvin H. Davidson
                                 -------------------------------
                                  Marvin H. Davidson


                                  /s/ Thomas L. Kempner, Jr.
                                 -------------------------------
                                  Thomas L. Kempner, Jr.


                                  /s/ Stephen M. Dowicz
                                 -------------------------------
                                  Stephen M. Dowicz


                                  /s/  Scott E. Davidson
                                 -------------------------------
                                  Scott E. Davidson


                                  /s/ Michael J. Leffell
                                 -------------------------------
                                  Michael J. Leffell

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  27    of 28 Pages
         ---------------------------




                                APPENDIX I

                    DAVIDSON KEMPNER ADVISERS INC. AND
               DAVIDSON KEMPNER INTERNATIONAL ADVISORS LLC



                                          PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION                         AND BUSINESS ADDRESS

Marvin H. Davidson                        Investment Advisor
 DKAI - President                         885 Third Avenue
 DKIA - Executive Managing                New York, NY 10022
        Member

Stephen M. Dowicz                         Investment Advisor
 DKAI - Treasurer                         885 Third Avenue
 DKIA - Managing Member                   New York, NY 10022

Thomas L. Kempner, Jr.                    Investment Advisor
 DKAI - Secretary                         885 Third Avenue
 DKIA - Managing Member                   New York, NY 10022

Scott E. Davidson                         Investment Advisor
 DKAI - Managing Director                 885 Third Avenue
 DKIA - Managing Member                   New York, NY 10022

Michael J. Leffell                        Investment Advisor
 DKAI - Managing Director                 885 Third Avenue
 DKIA - Managing Member                   New York, NY 10022

                                       SCHEDULE 13D


CUSIP No.  655260107                                     Page  28    of 28 Pages
         ---------------------------



                               APPENDIX II

                             Noel Group, Inc.
                           Transaction Schedule
             For the sixty-day period ending October 6, 1997


     Date                        Quantity           Price/Share        Buy/Sell
     ----                        --------           -----------        --------
August 1, 1997                     7,500               4.063              Buy
August 4, 1997                     5,000               4.063              Buy
August 5, 1997                    38,000               4.063              Buy
August 6, 1997                    10,000               4.063              Buy
August 7, 1997                    12,500               4.063              Buy
August 11, 1997                    6,000               4.032              Buy
August 12, 1997                   20,000               4.063              Buy
August 13, 1997                   28,000               4.00               Buy
August 19, 1997                   55,000               4.063              Buy
September 8, 1997                 25,000               4.063              Buy
September 11, 1997                 5,000               4.063              Buy
September 26, 1997                22,000               4.063              Buy
September 30, 1997                15,000               4.016              Buy
October 1, 1997                    2,000               4.00               Buy
October 2, 1997                   10,000               4.00               Buy
October 3, 1997                  138,000               3.813              Buy
October 6, 1997                   15,000               4.00               Buy